SEACAP SECURITIES, LLC
STATEMENT OF INCOME
CONFIDENTIAL PURSUANT TO RULE 17A-5 (c) (3)
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues		
Interest Income	$	72
Expenses		
Regulatory Fees		4,805
Professional Fees		51,845
Administrative Expenses		8,367
Total Expenses		65,017
Net (Loss) Before Income Tax Expense		(64,945)
Income Tax (Benefit) Expense		1,125
Net (Loss)	$	(66,070)

The accompanying notes are an integral part of these financial statements.